Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Hercules Offshore, Inc. for the registration of debt securities, common stock, preferred stock, warrants, purchase contracts, and units and to the incorporation by reference therein of our reports dated March 1, 2010, with respect to the consolidated financial statements of Hercules Offshore, Inc., and the effectiveness of internal control over financial reporting of Hercules Offshore, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Houston, Texas
December 2, 2010